AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

As of December 31, 2016

Assets		
Cash and cash equivalents	$	1,802,627
Receivable from broker		7,554,310
Securities owned, at fair value ($1,668,759 pledged as collateral)		4,850,305
Accounts receivable		12,900
Due from affiliates		351,172
Note receivable		180,000
Other assets		303,637
Total assets	$	15,054,951
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	4,126,288
Securities sold under an agreement to repurchase		1,707,203
Compensation payable		1,447,543
Accounts payable and accrued expenses		321,777
Due to affiliates		100,568
Total liabilities		7,703,379
Member's equity		7,351,572
Total liabilities and member's equity	$	15,054,951

See accompanying notes to the statement of financial condition.